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                                                                Exhibit (a)(104)


                                      [STATE OF DELAWARE COURT OF CHANCERY SEAL]

                                                EFILED: JUN 24 2004 4:31 PM EDT
                                                               FILING ID 3789626

                                    EXHIBIT A

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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

ORACLE CORPORATION, a Delaware              )
corporation, and PEPPER ACQUISITION         )
CORP, a Delaware corporation,               )
                                            )
                       Plaintiffs,          )
                                            )        Civil Action No 20377 NC
              V                             )
                                            )             PUBLIC VERSION
PEOPLESOFT, INC, a Delaware corporation,    )                REDACTED
CRAIG A. CONWAY, DAVID A.                   )
DUFFIELD, ANEEL BHUSRI, STEVEN D.           )
GOLDBY, A. GEORGE BATTLE, FRANK             )
J. FANZILLI and CYRIL J. YANSOUNI,          )
                                            )
                     Defendants.            )

                              AMENDED COMPLAINT FOR
                        DECLARATORY AND INJUNCTIVE RELIEF

      Plaintiffs Oracle Corporation ("Oracle") and Pepper Acquisition Corp ("Purchaser"), a wholly-owned subsidiary of Oracle, for their complaint against defendants PeopleSoft, Inc. ("PeopleSoft"), Craig A. Conway, David A. Duffield, Aneel Bhusri, Steven D. Goldby, A. George Battle, Frank J. Fanzilli, Cyril J. Yansouni and Michael J. Maples ("Director Defendants") allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

                                  INTRODUCTION

      1. Oracle launched an all-cash, all-shares tender offer for shares of PeopleSoft stock (the "Tender Offer") more than a year ago, on June 9, 2003. The Tender Offer is non-coercive and represents a healthy premium: Oracle's most recent $21 per share bid for PeopleSoft stock, announced on May 14, 2004, represented a 21% premium over that day's close of $17.30 per share. On information and belief, the small increases in PeopleSoft's stock price (though still well below the offer price) since the beginning of the trial in the related case of United States v. Oracle have been in whole or in part based on speculation that Oracle's tender offer will succeed.

      2. In the past year, PeopleSoft's board of directors (the "Board" or "PeopleSoft's Board") has had ample time to pursue alternatives to Oracle's Tender Offer, and PeopleSoft stockholders have been inundated with information and analysis of the Tender Offer from both PeopleSoft and Oracle, as well as from industry and financial analysts, the media and other interested parties. In light of these facts, there is no legitimate justification for the Board's continued refusal to redeem PeopleSoft's poison pill, exempt the Tender Offer from Section 203 of the Delaware General Corporation Law ("Section 203") and permit PeopleSoft's stockholders to consider Oracle's Tender Offer. Nor can the Board justify its decision to continue the other defensive measures it has erected, including most notably the customer give-away program PeopleSoft termed the "Customer Assurance Program" (the "CAP"), which likewise are intended to block Oracle from completing the Tender Offer.

      3. The Board's refusal to redeem its poison pill or discontinue the other defensive measures is part of a scheme of entrenchment, intended to defeat Oracle's bid at any price, that began just hours after Oracle announced the Tender Offer and continues to the present. On June 7, 2003, less than a day after Oracle announced the Tender Offer, PeopleSoft's President, CEO and director Craig Conway was quoted as having stated that he "could imagine no price or combination of price and other conditions to recommend accepting the offer to our stockholders" Motivated by their desire to retain their jobs in the face of an unsolicited offer,

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Conway and other PeopleSoft senior executives committed themselves to a course of action that has as its goal defeating Oracle's Tender Offer at whatever cost.

      4. PeopleSoft's Board nonetheless abdicated to PeopleSoft's management the Board's responsibility to oversee the business and affairs of PeopleSoft during this critical time, and gave management free reign to use whatever means they considered necessary to thwart the Tender Offer. Taking advantage of the Board's lack of independence and oversight, management implemented, without proper Board approval or supervision, the CAP, a novel and improper defensive measure designed to block Oracle and the Tender Offer. To date, more than $2 billion in potential cash payments has been promised to customers under the CAP.

      5. None of the first three versions of the CAP - which collectively account for approximately $900 million of potential payments to customers - was approved by the Board prior to their use by PeopleSoft's management. The Board also has failed to evaluate adequately the unsupported assertions of PeopleSoft's management that "customer concern" justifies continuation of the CAP.

      6. In addition to its other faults, the CAP is disproportionate to any perceived legitimate threat to PeopleSoft. The Board also failed to consider alternatives before permitting PeopleSoft's management to implement the CAP, including, for example, using the source code escrow provisions already being used to "protect" the customer, offering the CAP term on a negotiated (as opposed to across-the-board) basis or creating a multiplier scale that would approximate anticipated customer harm.

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      7. In addition, the Board has approved and implemented an array of defensive measures over the past year that, taken together, are disproportionate to any threat that Peoplesoft may claim is posed by Oracle's non-coercive, all-cash, all-shares Tender Offer. The Board's illegal defensive measures include the CAP described above, which was not justified by the level or nature of customer concerns then being expressed and is a disproportionate reaction to them; amending the PeopleSoft / JD Edwards merger agreement to deny PeopleSoft stockholders a vote on that transaction; extending the director nomination notice provision in the company's bylaws, and then manipulating the meeting date so as to remove the purported benefits of that extended notice period, all with the purpose of thwarting a proxy contest; and launching a $550 million stock repurchase program under which, the company's financial advisors exhorted,

                                   [REDACTED]

The Board's illegal defensive measures were facilitated by a practice of too-little-too-late disclosures that prevented PeopleSoft stockholders from challenging any of these measures until they were a fait-accompli, and/or denied stockholders relevant and timely information to evaluate management's acts.

      8. The Board's refusal to redeem its poison pill and exempt the deal from
Section 203, and its use of the CAP and other defensive measures, are only the latest moves in a series of actions the Board has taken over the past year to entrench itself and defeat Oracle's Tender Offer at any cost. Because the Board continues to breach its fiduciary duties by refusing to allow PeopleSoft stockholders to decide for themselves whether Oracle's Tender Offer is in their best interests, the Court should grant Oracle the relief sought in this complaint.

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                                   THE PARTIES

      9. Plaintiff Oracle is a Delaware corporation with its principal executive offices in Redwood City, California. Oracle develops, manufactures, markets and distributes computer software that helps its customers manage and grow their businesses and manage their operations. Most of Oracle's software products can be categorized into two broad areas: database technology software and applications software. Oracle's database software products are highly sophisticated information management programs that allow users to store, retrieve, manage and use their business data. Oracle's applications software can be accessed with standard web browsers and can be used to automate business processes and to provide business intelligence for a company's marketing, sales, order management, procurement, supply chain, manufacturing, service and human resources functions. In addition to computer software products, Oracle offers a range of consulting, education, support and other services. For customers who choose not to install its applications on their own hardware, Oracle also offers outsourcing services that permit web browser access to Oracle's database technology and software applications hosted at sites that Oracle operates or manages.

      10. Oracle is both a holder of record and a beneficial owner of PeopleSoft common stock.

      11. Plaintiff Purchaser is a newly incorporated Delaware corporation and a wholly owned subsidiary of Oracle with its principal executive offices in Redwood City, California. To date, Purchaser has engaged in no activities other than those incident to its formation and the commencement of the Tender Offer.

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      12. Defendant PeopleSoft is a Delaware corporation with its principal executive offices in Pleasanton, California. According to its most recent Form 10-K, PeopleSoft "designs, develops, markets and supports enterprise application software products for use throughout large and medium sized organizations worldwide. [PeopleSoft] provide[s] enterprise application software for customer relationship management, human capital management, financial management and supply chain management, each with a range of industry-specific features and functions. Within each of [PeopleSoft's] application suites, [PeopleSoft] offers] embedded analytics and portal applications. In addition, [PeopleSoft] offer[s] a suite of products for application integration and analytic capability, including portal applications, an integration broker and enterprise warehouse products".

      13. Defendant Conway is the President, Chief Executive Officer ("CEO") and a director of PeopleSoft. According to PeopleSoft's Schedule 14D-9 filed June 12, 2003, prior to June 6, 2003, the date Oracle announced its intent to commence a Tender Offer, the Compensation Committee of the Board (the "Compensation Committee") approved amendments to Conway's employment agreement to increase the severance payments to two years' base salary plus target bonus and to provide for the following accelerated vesting of options and restricted stock: (i) immediate vesting of all unvested options and restricted stock upon a change of control of PeopleSoft and (ii) two years' service credit upon termination of employment without cause or voluntary termination with good reason.

      14. On August 5, 2003, the Compensation Committee granted Defendant Conway the option to purchase 375,000 shares at an exercise price of $16.56, which fully vest upon a change

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of control. On August 20, 2003, PeopleSoft again revisited the compensation arrangements for the company's senior executives, including Defendant Conway, and amended their severance arrangements. As explained in PeopleSoft's February 3, 2004 14D-9 with respect to Defendant Conway, if "the vesting of Mr Conway's restricted stock cannot be accelerated, PeopleSoft will make a cash payment equal to the fair market value of the unvested restricted stock owned by Mr. Conway on the date of termination of employment or on the date of the change of control, as applicable." Thus, the Compensation Committee approved lucrative increases in compensation arrangements for Defendant Conway and other PeopleSoft senior executives, including potentially substantial cash payments as a windfall in the event Oracle's Tender Offer is successful, all at a cost to be borne by PeopleSoft stockholders.'

      15. Defendants David A. Duffield, Aneel Bhusti, Steven D. Goldby, A. George Battle, Frank J. Fanzilli, Cyril J. Yansouni and Michael J. Maples are members of PeopleSoft's Board. The Director Defendants owe the highest fiduciary duties of loyalty, care and good faith to PeopleSoft's stockholders.

                               FACTUAL BACKGROUND

      16. Since the Tender Offer was launched, PeopleSoft has implemented various defensive measures and taken many other actions intended to deter Oracle's bid. On June 9, 2003, three days after the Tender Offer was announced, PeopleSoft launched the CAP, promising customers between two and five times their money back if PeopleSoft were acquired and the acquirer took certain actions thereafter. Later that same week, Defendant Conway and PeopleSoft's other managers began an aggressive campaign to pressure customers into

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contacting state and federal antitrust regulators, despite the fact that
PeopleSoft itself had proposed a combination of the two companies - to be managed by PeopleSoft executives - just a year earlier. Customers were asked to send regulators messages pre-scripted by PeopleSoft, creating the artificial impression of unified customer competitive concerns.

      17. On June 12, 2003, over a week before any response was required under SEC rules, PeopleSoft rejected Oracle's bid on grounds that it was likely to run into the antitrust problems they were actively fomenting, and that it undervalued the company. On June 16, 2003, PeopleSoft amended the PeopleSoft / JD Edwards merger agreement to eliminate the need for PeopleSoft stockholders to vote on the transaction, at a cost to PeopleSoft of an additional $875 million in cash. Two days later, Oracle increased its bid to $19.50 per share, again requesting a meeting with PeopleSoft's Board to discuss the offer. PeopleSoft's Board rejected the $19.50 bid the very next day. PeopleSoft closed its merger with J D Edwards a month later, on July 18, 2003.

      18. In August 2003, PeopleSoft expanded its defensive efforts to its executive compensation arrangements. On August 5, 2003, Defendant Conway was granted 375,000 stock options that would vest immediately upon a change of control, at an exercise price of $16.56 per share - $3.00 below the Oracle bid they had rejected six weeks earlier. On August 20, 2003 the Board amended severance arrangements for Defendant Conway and other PeopleSoft senior executives to provide that they would be entitled to cash payments equal to the value of restricted stock options vesting upon a change of control.

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      19. Also in August 2003, PeopleSoft announced in its 10-Q for the period ending June 30, 2003 that liabilities under the CAP totaled $391 million for the first month of the program alone, and that the CAP had been extended "indefinitely." Meanwhile, PeopleSoft's management was secretly developing a new and enhanced CAP (the "Version 2 CAP") designed to be more onerous for an acquirer, and that could be triggered by a successful proxy contest, not just a change of control. PeopleSoft's management rolled out the Version 2 CAP to customers on September 12, 2003, although it did not publicly announce it until October 27, 2003 - ten days after the program had expired. Realizing that inclusion of the proxy contest trigger jeopardized their ability to recognize revenues under the Version 2 CAP contracts, on September 30, 2003 PeopleSoft rolled out a third version of the CAP (the "Version 3 CAP"), which specifies that a successful proxy must be followed by a change of control, but is otherwise identical to the Version 2 CAP. PeopleSoft's Board was not given the terms of either the Version 2 or Version 3 CAP until after they expired.

      20. On September 4, 2003, the Board initiated a $350 million stock repurchase program, having been told by their financial advisors that they could "repurchase shares first from those most likely to tender." On November 5, 2003, the Board amended PeopleSoft's bylaws to extend the minimum notice period for stockholder nominations to the Board from 20 days to at least 120 days before the anniversary of the prior year's stockholder meeting, on grounds that stockholders needed the maximum possible time to consider any insurgent slate. On January 30, 2004, two weeks after Oracle met the accelerated deadline, PeopleSoft

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announced that the 2004 annual stockholders meeting would be held on March 25,
2003 - two full months earlier than in any of the previous seven years.

      21. On November 17, 2003, the Board responded to preliminary injunction motions filed by Oracle and the Shareholder Plaintiffs challenging the Version 2 and 3 CAPs by implementing the Version 4 CAP. By March 31, 2003, total liabilities under the Version 4 CAP would reach $1.084 billion. By that date, $1.9 billion in potential customer payments had been promised under the four CAP terms. This represents approximately one third of PeopleSoft's market capitalization, and four times more than the company's current cash on hand as of March 31, 2004.

      22. On January 12, 2004, PeopleSoft announced that the Board had extended the stock repurchase program, authorizing PeopleSoft to purchase an additional $200 million worth of PeopleSoft stock, even though the Board's financial advisors had raised a concern, when the first Stock Repurchase Program was initiated in September, that a "[l]arger repurchase would reduce cash balance and flexibility going forward".

      23. On February 4, 2004, Oracle announced that it had increased its bid to $26 per share, representing a 19% premium over the previous day's closing price of $21.89. PeopleSoft rejected this bid on February 7, 2004. Over the course of the next several weeks, PeopleSoft's stock dropped to $16.53 per share, responding to the company's poor financial results. Still, PeopleSoft's Board refused to meet with Oracle to discuss the bid, even though the bid at one point represented a 57% premium to PeopleSoft stockholders. On May 14, 2004, in response to changes in market conditions and in PeopleSoft's market valuation, Oracle revised its bid to $21,

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reflecting a 21% premium over that day's closing price of $17.30. On May 26,
2004, the Board rejected this bid as well and persisted in its refusal to negotiate with Oracle, or to redeem its structural defensive measures. PeopleSoft's poison pill and the application of DGCL Section 203 to the Tender Offer.

I. PEOPLESOFT'S RIGHTS PLAN NO LONGER SERVES A LEGITIMATE PURPOSE AND SHOULD BE REDEEMED.

      A. THE BOARD FAILED TO MAKE A REASONABLE AND GOOD FAITH INVESTIGATION OF ORACLE'S OFFER.

      24. On June 6, 2003, the day that Oracle announced its intention to launch the Tender Offer, Defendant Conway categorically rejected it, sight unseen. Two days later, the Board established a Transaction Committee to review the Tender Offer.

      25. The Transaction Committee, however, has authority only to review and make non-binding recommendations to the Board concerning the Tender Offer. More importantly, the Transaction Committee has only received advice of legal counsel. and investment bankers retained by and beholden to PeopleSoft's management. The Transaction Committee has no truly independent legal or financial advisors.

      26. In addition, the Transaction Committee has never met independently to consider Oracle's Tender Offer. Rather, minutes of PeopleSoft's Board meetings indicate

                                   [REDACTED]

                                    This includes Defendant Duffield,
PeopleSoft's founder and a current director, who is not independent from PeopleSoft, Conway or the rest of

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PeopleSoft's management. Furthermore, upon information and belief, Defendant
Duffield's son, daughter-in-law and brother are or were employed by PeopleSoft.

      27. The Transaction Committee itself also is critically flawed because one or more of the directors serving on the Committee is interested in the outcome of the Tender Offer. For example, Transaction Committee member Michael J. Maples is a former Executive Vice President of Microsoft Corporation, and upon information and belief, he continues to serve as a paid Microsoft consultant. Microsoft is a fierce competitor, and has an active interest in the outcome of Oracle's Tender Offer. Indeed, Microsoft announced on June 7, 2004 that until just a few months ago, it was engaged in merger talks with SAP, another major player in this highly competitive business.

      28. Consistent with Conway's categorical rejection of the offer, and the Board's and the Transaction Committee's lack of independence and refusal to consider fairly the Tender Offer, at no time has PeopleSoft's Board agreed to meet with Oracle to discuss its offer, even when Oracle's bid was as high as $9.50 (or a 57% premium) above PeopleSoft's trading price. Over the past year, PeopleSoft's Board has rejected four separate bids from Oracle, including Oracle's current bid of $21, each time claiming the offer was too low.

      29. Yet, Oracle's $21 per share bid represented a 21% premium above PeopleSoft's stock price. Presentations made to PeopleSoft's Board by its own financial advisors in connection with prior bids from Oracle reveal that

                                   [REDACTED]

PeopleSoft's bid for J.D. Edwards involved a 19.4% premium.

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      30. The Board's continued refusal either to negotiate with Oracle, or to allow PeopleSoft stockholders to consider for themselves a non-coercive, all-cash, all-shares offer at a substantial premium, demonstrates the Board's failure to make a reasonable and good faith investigation of the Tender Offer. The Board has not shown and can not show that the Tender Offer poses a threat to PeopleSoft's corporate policy or effectiveness sufficient to deny stockholders the opportunity to tender their shares and receive the benefits of the Tender Offer.

      B. THE PASSAGE OF TIME HAS REMOVED ANY LEGITIMATE PURPOSE FOR PEOPLESOFT'S POISON PILL.

      31. In response to Oracle's offer, PeopleSoft's Board has refused to take down its preexisting structural defenses, including its Rights Plan and the application of Delaware's antitakeover statute ("Section 203"). Considering that a full year has passed since Oracle launched the Tender Offer, the premium the Tender Offer represents and other facts, the Board's refusal to redeem the poison pill and exempt the Tender Offer from Section 203 represents a breach of the Board's fiduciary duties to PeopleSoft's stockholders.

      32. PeopleSoft's Rights Plan was adopted on or about February 15, 1995 and amended in 1997. The Rights are distributed and become exercisable for one one-thousandth share of PeopleSoft's Series A Participating Preferred Stock (the "Series A Preferred") at a price of $190 on the close of business ten days after the earlier of (i) it is announced that any person has acquired beneficial ownership of 20% or more of PeopleSoft's common stock (an "Acquiring Person"), or (ii) the publication of a tender or exchange offer which, if successful, would result in the beneficial acquisition by any person of 20% or more of PeopleSoft's common stock (the earlier of (i) and (ii) being referred to as the "Distribution Date"). As the Rights Plan

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permits, on June 11, 2003 the Board postponed the Distribution Date, which otherwise would have been triggered by the Tender Offer, until just before the consummation of a transaction through which a person would become an Acquiring Person. The Rights expire on February 15, 2005, unless earlier redeemed or exchanged by PeopleSoft.

      33. Under the Rights Plan, if and when Oracle becomes an Acquiring Person, all Rights other than those held by Oracle will "flip-in" and each right becomes exercisable for shares of PeopleSoft common stock equivalent in value to twice the exercise price of the Right. Thus, for the exercise price of $190, the holder of a Right may purchase PeopleSoft common stock having a market value of $380. If and when PeopleSoft engages in a merger or a sale of 50% or more of its assets, as is contemplated under the Tender Offer, the Rights "flip-over" and become exercisable for shares of the acquirer's common stock at the same deep discount price of two for the price of one.

      34. The PeopleSoft Board may redeem the Rights, at a redemption price of $.01 per Right, any time prior to the close of business on the earlier of
(i) the tenth day following the date of public announcement of the fact that an Acquiring Person has become such, or (ii) February 15, 2005.

      35. Oracle's acceptance (via Purchaser) of shares tendered pursuant to the Tender Offer will result in it becoming an Acquiring Person, which, in turn, will make the Rights exercisable for shares of PeopleSoft's common stock at a discount of 50% of their market value (rendering the Tender Offer economically infeasible for Oracle to accomplish) and will deprive

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PeopleSoft's stockholders of the ability to tender their shares unless
PeopleSoft's Board redeems the Rights or otherwise amends the Rights Plan to render it inapplicable to the Tender Offer.

      36. The Board also has refused to exempt the Tender Offer from the application of Section 203. Section 203 would delay the Proposed Merger for at least three years. During this period, substantial benefits of the Proposed Acquisition would be forever lost, and any number of events could occur that would prevent the Proposed Merger altogether.

      37. PeopleSoft's poison pill no longer serves a valid purpose. In the year since Oracle launched its Tender Offer, PeopleSoft, Oracle, industry and financial analysts, the media and other commentators have provided PeopleSoft's stockholders with considerable information and analysis concerning both the Tender Offer and PeopleSoft's current financial condition and future prospects. As a result, PeopleSoft's stockholders already have the information (much of which was reviewed by the SEC) they need to evaluate the Tender Offer, and have had more than a year to make that evaluation.

      38. Likewise, the intervening twelve months since the Tender Offer was announced have given PeopleSoft's Board ample "breathing room" to explore alternatives, examine the merits of the Tender Offer and communicate their views to PeopleSoft's stockholders. To the extent PeopleSoft's stockholders still do not have enough information about PeopleSoft's prospects as a stand-alone company, it is because PeopleSoft's Board and management have failed to fulfill their obligation to provide a coherent statement of its expectations about the future value of the company, despite having had a full year to do so.

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      39. The PeopleSoft Board's continued refusal to redeem PeopleSoft's poison pill or to exempt the Tender Offer from Section 203, both individually and in concert, are disproportionate reactions to Oracle's Tender Offer and therefore constitute improper defensive measures. Accordingly, the Board's continued refusal to remove PeopleSoft's structural defensive measures is a breach of its fiduciary duties to PeopleSoft's stockholders, and furthermore threatens to deny Oracle the benefits of the proposed combination.

II.   PEOPLESOFT'S CAP IS AN IMPROPER DEFENSIVE MEASURE.

      40. On June 9, 2003, three days after Oracle announced its Tender Offer, PeopleSoft's management began sending form letters to customers announcing the first in what would become a series of customer rebate programs that PeopleSoft called the "customer assurance program" (the "CAP"). The CAP purports to provide customers refunds of between two and five times any licensing and maintenance fees paid up front under software licensing agreements signed while Oracle's offer is pending if (i) PeopleSoft is acquired within a certain amount of time after the contract date; and (ii) the acquirer takes (or fails to take) certain actions with respect to the products licensed by the customer pursuant to that contract. Because the higher CAP multipliers are reserved for larger deals, CAP liabilities accrue at a rate that is independent of increases in licensing revenues. Potential CAP liability for single contracts executed thus far by PeopleSoft range as high as nearly $80 million, although there is no limit to the total possible payment that can be given under a single contract. Unlike a traditional poison pill, payment promises under the CAP cannot be redeemed by the Board, and would affect all acquirers over a two year period, even in a "friendly" transaction.

      41. PeopleSoft waited to publicly announce the CAP until July 2, 2003, two days after it had initially expired, denying stockholders any opportunity to object until after a $354 million potential liability had accrued under the Version 1 CAP. When PeopleSoft filed its 10-Q for the period ending June 30, 2003 (on August 14, 2003), it revised that potential liability figure upwards to $391 million for the same period, and announced that the CAP had been extended indefinitely. The Version 1 CAP payments could only be triggered if PeopleSoft is acquired within one year of the contract date and then the acquirer takes one of the actions described above within two years of the contract's date.

      42. On October 27, 2003, PeopleSoft announced that it had introduced a second CAP offer (the "Version 2 CAP"), this time 10 days after it had expired. According to PeopleSoft's Supplemental Response and Objections to the Joint Interrogatories, a total of $170 million has been promised under the Version 2 CAP. Launched by PeopleSoft's management on September 12, 2003, the Version 2 CAP contains several "enhancements" to the Version 1 CAP language. First, the time horizons were expanded from one and two years to two and four years, respectively. Second, the business events covered were revised in ways that substantially increased the probability that they would be triggered, even if only unintentionally, by an acquirer. For example, a customer could argue that these terms were triggered if an acquirer were to immaterially delay the timing of product updates. After this offer had officially expired but months before its actual use was finally discontinued (at the end of December 2003), one or more of PeopleSoft's directors acknowledged

                                   [REDACTED]

      43. Third, the definition of an "acquisition" was also changed in the Version 2 CAP to include the election of a majority of new directors, not approved by the incumbent PeopleSoft Board (the "Board Composition Trigger"). This expansion was problematic in two respects. First, the Board Composition Trigger raised the specter that the Version 2 CAP could affect stockholders' voting decisions in a contested proxy contest, as the future value of the company under a new slate of directors would be diminished by the risk-weighted value of the Version 2 CAP payments promised to customers. PeopleSoft did not publicly acknowledge the potential effect of the CAP on the stockholder franchise until a March 4, 2004 amendment to its Schedule 14D-9 filings.

      44. Second, the Board Composition Trigger affects the revenue recognition treatment for revenues associated with the Version 2 CAP contracts. According to the company's own analysis,

                                   [REDACTED]

            However, under the Version 2 CAP definition of an "acquisition," CAP liabilities could be triggered upon a successful proxy contest for the company, regardless of whether there was a subsequent change of control. Thus, the revenues attributable to these contracts should have been deferred. Because PeopleSoft chose to recognize - rather than defer - this revenue, PeopleSoft's third and fourth quarter 2003 revenues have been inflated by the amount of the Version 2 CAP contract revenues. PeopleSoft added a proviso to the Board Composition Trigger for Version 2 CAP contracts dated after September 30, 2003, providing that the company must be acquired following a successful proxy contest for the term to take effect, calling this a new, Version 3 CAP.

      45. On October 10, 2003 - 10 days after the close of the quarter in which the licensing revenues under those contracts was booked - the company began sending letters to customers whose contracts contained the Version 2 CAP, attempting to unilaterally amend the contracts after the fact to include the new provision

                                   [REDACTED]

At a minimum, PeopleSoft should have deferred these revenues unless and until each customer accepted the unilateral amendment.

      46. Despite PeopleSoft's repeated assertions to the contrary, the company did not seek SEC pre-clearance for their accounting treatment of the Version 2 CAP. The SEC's June review of the CAP was expressly limited to the particular language of the Version 1 CAP as provided to the SEC (which did not include substantial variations included in over 250 contracts). PeopleSoft first discussed the accounting treatment for their Version 2 CAP months after those revenues bad been booked by PeopleSoft and only after the SEC inquired about their accounting treatment. This process eventually resulted in PeopleSoft revising its disclosures about the Version 2 CAP.

      47. In total, management signed contracts providing for a total of $170 million of potential liability under the problematic Version 2 CAP, with an additional $33 million worth of potential liability under contracts containing the Version 3 CAP term

      48. On November 5 and 10, 2003, respectively, the stockholder plaintiffs and Oracle filed motions for a preliminary injunction against continued use of the Version 2 CAP One week later, PeopleSoft implemented a new, Version 4 CAP. The Version 4 CAP retains the extended time horizons and many of the enhanced business provisions of the Version 2 CAP.

      49. PeopleSoft announced the Version 4 CAP just hours before the November 19, 2003 Delaware Court hearing on Oracle's motion challenging the CAP; as of March 31, 2003 it had promised customers potential payments totaling $1.084 billion under this term

      A. THE BOARD DID NOT MAKE A GOOD FAITH AND REASONABLE INVESTIGATION OF THE TENDER OFFER'S PURPORTED THREAT TO CUSTOMERS.

      50. PeopleSoft's Board did not make a reasonable and good faith investigation of the claims made by PeopleSoft's management that the Tender Offer posed a threat to PeopleSoft's customer base

                                   [REDACTED]

      51. PeopleSoft's documents from that period reflect a campaign to generate rather than mitigate fear among its customer base, in an effort to mobilize customers against Oracle's offer

                                   [REDACTED]

      PeopleSoft's management spread the myth that Oracle would not support PeopleSoft products, when in fact Oracle had stated, in its initial June 6, 2003 conference call announcing the offer and subsequently, that it would enhance and continue support for the PeopleSoft products.

      52. PeopleSoft has not identified a single customer who proposed or demanded that any particular language, whether linked to a change of control or otherwise, be added to their contracts prior to PeopleSoft extending the CAP offer. PeopleSoft CFO Kevin Parker, who claims responsibility for the original idea to add a CAP clause to customer contracts, has testified that

                                   [REDACTED]

On June 9, 2003, of its own accord, PeopleSoft made the first of several mass mailings of offer letters to customers describing the Version 1 CAP.

      53. By the time the Board first made a serious review of the CAP, in the end of October and early November 2003, PeopleSoft had already reported two quarters of purportedly strong financial performance, meeting or exceeding analyst expectations, while the Tender Offer was pending. On September 4, 2003 Conway announced at the company's Analyst Day conference, "I don't think the Oracle bid is a current issue. It's a movie that's been playing a long time. I think people have lost interest in it" He added, "[t]he last remaining customers whose business decisions were being delayed have actually completed their sales and completed their orders." Recognizing that this statement undermined PeopleSoft's arguments before this Court (as well as in a pending action brought by PeopleSoft in California state court), PeopleSoft replaced the above statement in the version of this transcript that PeopleSoft filed with the SEC with the following. "Oracle's tactics have created concern among many users, and that's a problem for us. Fortunately, we've been able to overcome much of it and we expect that we will continue to be able to do so." Remarkably, PeopleSoft's public filing notes that this language

"ha[s] been corrected to reflect the intended meaning of the speaker " (emphasis added). Two weeks later, Conway said that "[t]he actual impact [of the Tender Offer] has been remarkably beneficial for PeopleSoft." Yet, despite these indications, on November 17, 2003, the Board approved a whole new CAP offer, under which $1.084 billion in customer payments had been awarded by March 31, 2004.

      B.    THE CAP WAS IMPLEMENTED TO HELP REPEL ORACLE'S OFFER.

      54.                          [REDACTED]

      55. The CAP serves this purpose in two ways. First, as PeopleSoft asserted to the SEC in its June 16, 2003 letter seeking pre-clearance for their intended accounting treatment of the CAP terms, the CAP "acts as an economic disincentive in the event of a hostile takeover" Others of PeopleSoft's internal documents are more blunt.

                                   [REDACTED]

      56. Other evidence of the CAP'S true purpose includes the fact that the CAP, as a matter of policy, has been given to all PeopleSoft customers signing new licensing deals since the Tender Offer's initiation, whether or not such extraordinary terms were commercially reasonable and necessary (or even requested by customers). Twenty percent of the total CAP liability as of March 31, 2004 is attributable to just eight customers, whose individual payments under the CAP range from $37 million to almost $80 million. Notably, not one of these customers was identified in PeopleSoft's Supplemental Response and Objections to the Joint Interrogatories as having advised PeopleSoft "that inclusion of the [CAP] was essential in order for them to purchase PeopleSoft products."

      57. Second, PeopleSoft's management has used the CAP to aid in their efforts to defeat the Tender Offer by artificially increasing the company's reported revenues in the critical quarters after the Tender Offer was first announced, making Oracle's bid look artificially less attractive to stockholders.

      58. PeopleSoft's internal documents and communications reveal that

                                   [REDACTED]

Customers were exhorted to make additional, unplanned or accelerated software purchases, as a way to "protect" their previous software investments. The CAP facilitated this effort on behalf of PeopleSoft's management, as it created an incentive for customers to sign up while Oracle's offer was pending (which was initially anticipated to be for only a limited period of time). Conway stated both publicly and privately that some customers did in fact "accelerate" their purchases, to "help" PeopleSoft in its efforts to repel Oracle's offer.

      59. All the while, PeopleSoft's management assured industry analysts that the CAP was having no effect on the company's pipeline of future deals, despite these indications that the CAP was used as an incentive for customers to move forward planned purchases. In addition, PeopleSoft has inflated its revenues in the third and fourth quarters of 2003 by recognizing up front the licensing fees attributable to contracts containing the Version 2 CAP term, as described above.

      C.  THE CAP IS DISPROPORTIONATE TO ANY PURPORTED CUSTOMER THREAT.

      60. PeopleSoft's Board also failed to consider whether customers' purported concerns regarding the Tender Offer could be satisfied through means other than the particular CAP term proposed by PeopleSoft's management, or whether the CAP would be proportional to any legitimate threat they believed Oracle's Tender Offer posed.

      61. First, the Board did not investigate whether existing contractual provisions already provided adequate protection to customers. For example, many of PeopleSoft's contracts include source code escrow provisions, under which the customer is entitled to access the source code so that it can make other arrangements in the event that PeopleSoft (or its successor) announces its inability or unwillingness to continue to support the products.

      62. Second, the Board did not consider options for protecting customers against changes to the support, development or marketing of the licensed products regardless of whether there was a change of control. PeopleSoft claims in its Response and Objections to the Joint

Interrogatories that the CAP was limited to take effect only after a change of control because of requirements under the revenue recognition rules applicable to software. In fact, on one or more occasions PeopleSoft gave a customer protections that were not dependent on a change of control and yet, upon information and belief, still accounted for the revenue in the quarter that the contract was signed.

      63. Third, having decided to allow PeopleSoft's management to proceed with the CAP, at no time did the Board provide any guidance to them regarding, or place any ceilings on, the extent of promises that it would be reasonable to make under the CAP. It was not until November 17, 2003 - once over $800 million in liability had accrued under two separate CAP offers and after Oracle filed its motion challenging the CAPs - that the Board first received an analysis from its financial advisors of the potential impact of the CAP on an acquirer, or of the per share cost of the program. Nor was such an analysis prepared for the Board's subsequent consideration of whether to extend the CAP through to the present.

      64. Similarly, the Board did not fully consider whether the CAP could be used sparingly, in response to specific customer requests, rather than on an across-the-board basis. Software licensing agreements for enterprise software are heavily negotiated contracts, containing dozens of carefully crafted provisions that are modified to meet the demands of the customer. Upon information and belief, terms with a financial impact are subject to sales approval processes, including at the highest level CFO Kevin Parker, to ensure that the company's long term financial health is protected. Yet, as early as June 11, 2003, the Board decided that the CAP term - under which penalty payments in one or more individual contracts could exceed $80 million - would be given to all customers, whether or not they requested it and with no executive approval required.

      65. Fourth, the Board failed to consider whether a CAP-like provision could be implemented in a way that would have a less severe potential impact on an acquirer and therefore on PeopleSoft stockholders. For example, Parker testified that,

                                   [REDACTED]

At no time did the Board request or receive an analysis of the correlation between the actual harm a customer might suffer should one of the acts covered by the CAP occur and the size of the customer's licensing deal.

                                   [REDACTED]

      66. The CAP is a disproportionate response to the threat purportedly posed by Oracle's offer because the CAP gives customers a remedy that far exceeds any actual harm they may suffer, and creates obligations for an acquirer that PeopleSoft - under current management - does not have.

      67. The CAP terms, or "penalty provisions" as they were referred to in an early draft of the accounting pre-clearance letter PeopleSoft sent to the SEC on June 16, 2003, were not tailored to correlate to any actual harm that customers would suffer. For example, the size of the CAP payments depends only on the size of the licensing deal of which it was a part, not on the severity of the triggering event's purported impact on the customer's business. Thus, a customer's CAP payment would be the same in the event of an immaterial delay in the timing of a product update's release as in the event of a permanent end to all product support services.

      68. Through the CAP, PeopleSoft also gave customers a remedy that was substantially more generous than the limitations of liability terms the company had previously negotiated with these very same customers and thus reflect the customer's actual commercial demands. These terms govern in the event of any damages arising under these same contracts. Even among the eight customers whose CAP promises collectively represent twenty percent of the total potential CAP liability - all of whom received multipliers of "5x" - PeopleSoft's liability (in the absence of a change of control) is limited under the associated master Software License and Services Agreement to which the CAP-enhanced licensing schedule is an attachment, to one or two (or, in one case, three) times the total fees attributable to the particular product or service with respect to which the claim arises.

      69. The CAP terms also create substantial obligations for an acquirer that PeopleSoft currently does not have and has specifically refused to take on

                                   [REDACTED]

                                   [REDACTED]

      70. Moreover, the CAP terms purport to penalize an acquirer for making business decisions that PeopleSoft, under current management, is free to make. For example, Parker stated in a June 2, 2004 deposition that

                                   [REDACTED]

      71. When it decided, on November 17, 2003, to implement the current, Version 4 CAP, the Board relied on assertions by PeopleSoft Executive Vice President for Products & Technology Ram Gupta that the CAP terms place no more obligations on an acquirer than those PeopleSoft has itself and therefore are, by implication, reasonable. The Board was not entitled to rely on these assertions. PeopleSoft's Board consists of savvy individuals with substantial experience in the software industry and, in some cases, company insiders with substantial knowledge of PeopleSoft itself. Minutes of PeopleSoft Board meetings cite this experience as a basis for key decisions made by the Board with respect to the Tender Offer. The Board therefore cannot reasonably rely on unsupportable and inaccurate assertions by PeopleSoft's management to justify the CAP.

      D. THE BOARD NEVER ESTABLISHED APPROPRIATE MONITORING AND REPORTING CONTROLS FOR THE CAP.

      72. PeopleSoft's Board failed to provide appropriate approvals or supervision over management's activities with respect to the CAP. The Board's inaction amounted to an abdication of its responsibility to manage the business and affairs of the company particularly in light of the Tender Offer, to management they knew to be adamantly opposed to Oracle's offer. This calls into serious question whether the Board was in fact acting in good faith with respect to the Tender Offer more generally.

      73. Parker has testified in deposition that [REDACTED]

            However, none of the Board meeting minutes produced to date include any Board approval for the Version 1 CAP, which had been first extended to customers two days previously. Moreover, the Board never reviewed a copy of the actual language of the Version 1 CAP term. The only indication that the Board was aware of the language being provided to customers is an incomplete summary of the offer's terms that was sent to the Board on June 18, 2003, in the form of what Parker testified in deposition, as PeopleSoft's corporate representative,

                                   [REDACTED]

There is no record of PeopleSoft's Board having met to consider extending or reinstating the program at any time during the summer of 2003. By the time management abandoned the Version 1 CAP on September 30, 2003, the total payments under this program had mounted to $670 million.

      74. Likewise, there is no indication that either the Audit Committee or the company's external auditors reviewed the accounting treatment for the Version 2 CAP, including management's proposal to send "clarifying" letters to customers, at any time, despite the ramifications of the Board Composition Trigger - and management's attempted after-the-fact "fix" of the Version 2 CAP terms - for the company's financial statements and critical accounting policies.

      75. Despite the substantial and problematic changes introduced with the Version 2 and 3 CAPs, neither term was ever approved by PeopleSoft's Board. PeopleSoft contends that these terms were approved at an August 5, 2003 Board meeting. However, the minutes of that meeting state only that

                                   [REDACTED]

      76. The Board appears to have been unaware that a new CAP term had been implemented. Following the August 5, 2003 Board meeting at which "enhancements" to the CAP were being considered, the next reference to the CAP in any Board minutes is not until the October 21, 2003 Audit Committee meeting. At that meeting, Parker informed the Board that

                                   [REDACTED]

      What followed was a flurry of management activity, including efforts to prepare a presentation on the CAP for the first time. On October 29, 2003, two days after the Version 2 CAP was publicly announced for the first time in a 14D-9 filing, PeopleSoft General Counsel Anne Jordan emailed the Board members to request a special meeting to review and approve the CAP so that pending deals could be closed. For the first time, the language of the Version 2 CAP term was attached, along with a comparison with the language of the Version 1 CAP.

      77. Minutes of the October 31, 2003 Board meeting indicate that the Board approved

                                   [REDACTED]

      This is the first reference in the Board minutes to actual Board approval of a CAP term. Documents concerning this meeting indicate that

                                   [REDACTED]

      Thus, of the $880 million of potential payments promised to customers prior to Oracle and the stockholder plaintiffs filing their motions for preliminary injunction in the Delaware Chancery Court, only $7 million was promised pursuant to terms that had actually been approved by PeopleSoft's Board.

      78. On November 5, 2003, the Board again met to consider the CAP and for the first time received draft language for revising the CAP. That day, the stockholder plaintiffs in an action pending against PeopleSoft in this Court filed a motion for a preliminary injunction against the Version 2 CAP, which was followed by a similar motion from Oracle on November 10, 2003. In response, PeopleSoft's Board met November 17, 2003 and developed a new, Version 4 CAP term. For the first time, the Board received analyses by the company's financial advisors of the potential impact the offer would have on an acquirer. Also for the first time, the November 17 Board minutes indicate that

                                   [REDACTED]

      This record stands in sharp contrast to the elusive references PeopleSoft relies upon for its assertion that the versions of the CAP which predated Oracle's preliminary injunction motion were likewise "approved" by the Board prior to their usage.

      79. As with the development of the Version 2 CAP, however, the company's independent auditors were not included in deliberations regarding the Version 4 CAP term. Rather, the auditors were only given a few hours to review the new term, after the Board had finished its deliberations.

                                   [REDACTED]

                                   [REDACTED]

      80. The Board likewise failed to establish appropriate monitoring and controls over the CAP's implementation. By June 18, 2003, the Board should at least have been aware of the broad brush strokes of the CAP, including that the multiplier scale would cause liability under the CAP to mount rapidly, outstripping growth in the associated licensing fees. Accordingly, the Board should have established strict monitoring, reporting and controls on the CAP's implementation and extension.

      81. However, in the year that the CAP has run, upon information and belief, the Board never set a limit on the total liability that would be acceptable under one or all CAP contracts, or even requested regular reporting from PeopleSoft's management on the potential liability accruing under the CAP. In fact, PeopleSoft CFO Kevin Parker has testified that

                                   [REDACTED]

      82. PeopleSoft's management responded by introducing new language to the CAP terms as they were provided to hundreds of customers, without Board review or approval. The most obvious example of this was the introduction of the Version 2 CAP, discussed above. Before that, however, PeopleSoft's management had added language to the Version 1 CAP term as it appears in literally hundreds of contracts that purports to bind a successor not only to continue licensing PeopleSoft's current line of products to new customers, but also "the successors to [the licensed products that] would have been developed by PeopleSoft prior to an acquisition or merger." This new language was not included in the summary of the Version 1 CAP term, in the form of a "draft transmittal letter to customers" that was sent to PeopleSoft's Board on June 18, 2003. By June 18, PeopleSoft had been giving customers the new language for at least a week.

      83. PeopleSoft's management also liberally gave individual customers exceptions under the CAP, without regard to the potential impact of those exceptions on an acquirer or stockholders, and without Board oversight.

                                   [REDACTED]

                                   [REDACTED]

      84. On one or more other occasions, PeopleSoft's management even agreed to back date CAP contracts, in some cases to before the date Oracle's Tender Offer was announced. One or more customers received a CAP in a contract that was back-dated across the quarter line, which, if recognized as revenue in the quarter prior to the actual contract date, would be impermissible under the applicable accounting standards.

      85. Meanwhile, PeopleSoft's management misled regulators and the investing public regarding the nature and effect of the CAP on one or more occasions with the Board's acquiescence.

                                   [REDACTED]

Just two weeks earlier, on June 16, 2003, in a letter to the SEC office of the chief accountant seeking pre-clearance for the revenue recognition treatment of CAP contracts listed as one of two business purposes for the CAP that it "acts as an economic disincentive in the event of a hostile takeover"

                                   [REDACTED]

      86. The Board's abdication to PeopleSoft's management of its responsibility to oversee the CAP reveals its lack of good faith in its response to the Tender Offer.

                                    COUNT I

            (BREACH OF FIDUCIARY DUTY: DISLOYALTY AND ENTRENCHMENT)

      87. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 86 as if fully set forth herein.

      88. The Director Defendants owe PeopleSoft's stockholders, including Oracle, the highest duties of care, loyalty and good faith, and have failed from the outset to meet those duties.

      89. The Tender Offer is non-coercive and non-discriminatory, it is fair to PeopleSoft stockholders, it poses no threat to PeopleSoft's corporate policy and effectiveness, and it represents a substantial premium over the market price of PeopleSoft's stock.

      90. The Director Defendants have and are continuing to breach the fiduciary duties owed PeopleSoft's stockholders by refusing to accept the Tender Offer, or otherwise negotiate with respect to it, by adopting or allowing PeopleSoft's management to adopt the defensive measures detailed above, and by failing to remove the barriers of its Rights Plan and Section 203. Such efforts to frustrate the completion of the Tender Offer serve no legitimate purpose, and are not reasonable responses to the Proposed Acquisition, which poses no threat to the interests of PeopleSoft's stockholders or to PeopleSoft's corporate policy and effectiveness. As such, the actions of the Director Defendants are in breach of the fiduciary duties the Director Defendants owe to PeopleSoft's stockholders under applicable Delaware law.

      91. The unlawful actions of the Director Defendants are preventing PeopleSoft's stockholders from receiving the benefits of the Proposed Acquisition and are thereby causing and will cause PeopleSoft's stockholders irreparable harm.

      92. The actions complained of herein further threaten to deprive Oracle of the opportunity to proceed with its Tender Offer and the Proposed Acquisition. The loss of these opportunities, which are unique, constitutes irreparable harm which can not adequately be remedied later. Unless PeopleSoft's Board is restrained by this Court, the substantial benefits of the Proposed Acquisition may be forever lost.

      93. Plaintiffs have no adequate remedy at law.

                                    COUNT II

                    (BREACH OF FIDUCIARY DUTY: FAILURE TO ACT
                WITH DUE CARE AND ABDICATION OF RESPONSIBILITIES)

      94. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 93 as if fully set forth herein.

      95. The Director Defendants prejudged and summarily rejected the Tender Offer without conducting a reasonable and good faith investigation of the merits of the Proposed Acquisition and any threat purportedly posed by it to corporate policy and effectiveness. The Director Defendants' failure to adequately consider the Tender Offer constituted gross negligence and an abandonment of their fiduciary obligations.

      96. The Director Defendants adopted defensive measures that individually and collectively are neither reasonable nor proportionate to any threat posed by the Tender Offer and constitute an illegal scheme of entrenchment.

      97. Furthermore, the Director Defendants allowed PeopleSoft's management to implement one or more improper defensive measures without proper Board approvals, monitoring or supervision.

      98. The Director Defendants' actions are in breach of the fiduciary duties owed to PeopleSoft's stockholders, including Oracle, under applicable Delaware law as Defendants' conduct is causing irreparable harm to Oracle.

      99. Plaintiffs have no adequate remedy at law, as Defendants' conduct is causing irreparable harm to Oracle.

                                    COUNT III

                    (VIOLATION OF SECTION 141 AND ULTRA VIRES)

      100. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 99 as if fully set forth herein.

      101. Under 8 Del C Section 141 ("Section 141"), the board of directors has a continuing duty to oversee, manage and direct the business and affairs of the corporation as circumstances evolve. By implementing the CAP Offers, the Director Defendants have impermissibly restricted their own and any future board's authority to manage PeopleSoft under Section 141 and the board's concomitant fiduciary duties.

      102. Plaintiffs have no adequate remedy at law, as Defendants' conduct is causing irreparable harm to Oracle.

                                PRAYER FOR RELIEF

      WHEREFORE, Plaintiffs respectfully request that this Court:

            (a) compel PeopleSoft and its Director Defendants to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Acquisition;

            (b) compel the Director Defendants to approve the Proposed Acquisition for purposes of Section 203 and enjoin them from taking any action to enforce or apply Section 203 that would impede, thwart, frustrate or interfere with the Proposed Acquisition;

            (c) enjoin PeopleSoft from entering into any further CAP contracts; extending, continuing or expanding the CAP; or making changes that are outside the ordinary course of business to the update or support practices that constitute the standards an acquirer would need to maintain in order to avoid triggering potential liability under the Versions 2, 3 and 4 CAPs;

            (d) enjoin PeopleSoft and the Director Defendants from adopting any measure that has the effect of impeding, thwarting, frustrating or interfering with the Tender Offer, or the Proposed Merger, including, but not limited to, amendments to the Rights Plan, amendments to PeopleSoft's bylaws, the initiation or extension of unreasonable rebate programs (such as the CAP Offers), stock repurchase programs, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, "White Knight" stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control;

            (e) declare that the CAP contracts entered into by PeopleSoft are unlawful and a breach of the fiduciary duties owed by the Director Defendants;

            (f) declare that the CAP contracts are coercive and impermissibly interfere with future directors' exercise of their fiduciary duties,

            (g) award Plaintiffs their costs and disbursements in this action, including reasonable attorneys' and experts' fees, and

            (h) grant Plaintiffs such other and further relief as this Court may deem just and proper.

                                     /s/ Brock E. Czeschin
                                     --------------------------------
                                     Allen M. Terrell (#709)
                                     Daniel A. Dreisbach (#2583)
                                     Brock E. Czeschin (#3938)
                                     Dawn N. Zubrick (#4327)
                                     Richards, Layton & Finger
                                     One Rodney Square
                                     P.O. Box 551
                                     Wilmington, Delaware 19899
                                     (302) 651-7700
Of Counsel:                          Attorneys for Plaintiffs
Michael P. Carroll
Joel M. Cohen
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Dated: June 18, 2004